

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 5, 2018

<u>Via E-mail</u>
Nick Rossi
Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, NJ 07054

> **Re: Wyndham Hotels & Resorts, Inc.**
> **Form 10**
> **Filed March 19, 2018**
> **File No. 001-38432**

Dear Mr. Rossi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Unaudited Pro Forma Combined Financial Statements

5. Pro Forma Adjustments, page 65

1.   We note your response to prior comment 7. Please separately discuss the material inputs used to value trademarks, franchise agreements and other material intangible assets to be acquired from La Quinta. Such information should include, but not be limited to, the material quantitative and qualitative aspects of inputs used based on the underlying agreements to derive the amounts depicted within your preliminary estimated purchase price allocation. Additionally, include a discussion of the valuation technique(s) and inputs used in your preliminary valuation, or tell us why you believe such disclosure is not beneficial to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Christian O. Nagler
        Kirkland & Ellis LLP